UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[_] Form 10-K    [           ] Form 20-F    [           ] Form 11-K

[ X ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2016

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

11 West 42nd Street.

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. (“CIT” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2016 by the prescribed filing deadline (August 9, 2016) without unreasonable effort and expense, as explained below. The Company expects to complete and file the Form 10-Q on or before August 15, 2016.

On August 3, 2015, the Company acquired IMB HoldCo LLC (“IMB”), the parent company of OneWest Bank, National Association, a national bank (“OneWest Bank” or “OWB”), and CIT Bank, a Utah-state chartered bank and a wholly owned subsidiary of CIT, merged with and into OneWest Bank (the “OneWest Transaction”), with OneWest Bank surviving as a wholly owned subsidiary of CIT with the name CIT Bank, National Association (“CIT Bank, N.A.”).

The Company acquired IMB in a purchase business combination and has excluded the acquired entity from the December 31, 2015 evaluation of the effectiveness of internal control over financial reporting and the December 31, 2015 and June 30, 2016 evaluation of disclosure controls and procedures. However, in its 2015 Form 10-K filing, management identified a material weakness in the Financial Freedom reverse mortgage servicing business of IMB, which is reported in discontinued operations as of June 30, 2016, related to Home Equity Conversion Mortgages (“HECM”) Interest Curtailment Reserve as described below. Such material weakness still exists as of June 30, 2016, as remediation efforts are ongoing.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2015, the Company identified errors in the estimation process of the HECM Interest Curtailment Reserve that resulted in a measurement period adjustment. In conjunction with the identification of the errors, management determined that a material weakness existed in the acquired business’s internal control over financial reporting related to the HECM Interest Curtailment Reserve.  Specifically, controls were not adequately designed and maintained to ensure the key judgments and assumptions developed from loan file reviews or other historical experience are accurately determined, valid and authorized; the data used in the estimation process is complete and accurate; and the assumptions, judgments, and methodology continue to be appropriate. This control deficiency could result in misstatements of the HECM Interest Curtailment Reserve that could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

Subsequent to the acquisition of IMB, management continued to review information relating to events or circumstances existing at the acquisition date, particularly in light of the identification of the material weakness related to the HECM Interest Curtailment Reserve. This review resulted in taking certain charges and making certain adjustments to the acquisition date valuation amounts in our 2015 Form 10-K. During the second quarter of 2016, in connection with the preparation of the Company’s quarterly financial statements, as a result of new information from the ongoing process to remediate the material weakness and taking into consideration the investigation being conducted by the Office of Inspector General (“OIG”) for the Department of Housing and Urban Development, the Company recorded additional reserves, reflecting a change in estimate, of $230 million, resulting in an after-tax loss of $167 million in Discontinued Operations, as reported in its second quarter financial results included in its Form 8-K filed July 28, 2016. This review and the related investigation are ongoing, and, as a result, there could be additional changes to the financial statements in future periods.

In response to the material weakness described above, the Company is redesigning the procedures and controls to remediate the material weakness, with oversight from the Board of Directors.  This remediation plan, which management began to implement in the first quarter of 2016, includes the following elements:

1.	Implement a data quality control program.
2.	Enhance controls over documentation of detailed data sources.
3.	Simplify the reserve estimation process and improve governance, controls, and documentation.

Although the Company began to implement its remediation plan and improvements have been made in the processes in 2016, management does not expect that this material weakness will be fully remediated, including testing, as of September 30, 2016.

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Management believes that the new or enhanced controls, when fully implemented and when tested for a sufficient period of time, will remediate the material weakness described above.   However, the Company cannot provide any assurance that these remediation efforts will be successful.

Additionally, we have experienced delays in analyzing certain financial data in connection with certain classification errors related to the Statement of Cash Flows for prior periods. Although we are in the process of analyzing this data, they do not impact earnings or the reported cash balances in our interim consolidated financial statements as of and for the period ended June 30, 2016 or in any prior periods.

As a result of the extensive time and effort required to assess the accuracy of the underlying data, calculate the change in the reserve, and analyze the data related to the Statement of Cash Flows, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file it within the prescribed time period without unreasonable effort and expense. A summary of the Company’s financial results for the quarter ended June 30, 2016 is available in its press release attached as Exhibit 99.1 to its Form 8-K filed July 28, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward K. Sperling	973	740-5000
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	|X| Yes |_| No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the OneWest Transaction, the Company experienced a significant change in its results of operations for the quarter ended June 30, 2016 compared to the quarter ended June 30, 2015. On July 28, 2016, the Company issued a press release reporting its financial results as of and for the quarter ended June 30, 2016, which was attached as Exhibit 99.1 to the Company’s Form 8-K.

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CIT Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2016	By:	/s/ Edward K. Sperling

	Name: Title:	Edward K. Sperling Executive Vice President & Controller

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